

02006952

...ES
...GE COMMISSION
Washington, D.C. 20549

RECD S.E.C. MAR - 4 2002 501

3-7-02

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SEC FILE NUMBER
8-47573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Applicant's Name:
DBA: SIMCO (SOSNOWY INVESTMENT MANAGEMENT CO., INC.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 SAN FELIPE, SUITE 1100
(No. and Street)

HOUSTON, TX 77027
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN K. SOSNOWY 800-682-0506
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES, JOHN M.
(Name — if individual, state last, first, middle name)

6421 VANDERBILT STREET, HOUSTON, TX 77005-3820
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VF 3-21-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JOHN K. SOSNOWY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOSNOWY INVESTMENT MANAGEMENT COMPANY, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A


D. M. LARSON
COMMISSION EXPIRES
NOTARY
PUBLIC
7-28-04
STATE OF WASHINGTON

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
OPC VA
SECTION

SOSNOWY INVESTMENT MANAGEMENT COMPANY, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE
YEAR ENDED DECEMBER 31, 2001

with

REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

JOHN M. JAMES
Certified Public Accountant

(713) 965-9100
FAX (713) 965-9111
CELL (832) 265-3355
EMAIL: JJ9100@AOL.COM

JOHN M. JAMES, C.P.A.
6421 VANDERBILT STREET
HOUSTON, TEXAS 77005-3820


CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors, Stockholder and Officers
SOSNOWY INVESTMENT MANAGEMENT COMPANY, INC.

I have audited the accompanying statement of financial condition of Sosnowy Investment Management Company, Inc. (SIMCO, SIMCO Financial or the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sosnowy Investment Management Company, Inc. as of December 31, 2001, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John M. James, CPA

Houston, Texas
February 26, 2002

SOSNOWY INVESTMENT MANAGEMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash on hand and in checking accounts	$ 129,271
Receivables from brokers and dealers	12,683
Receivables from customers	306
Furniture and equipment, at cost, less accumulated depreciation of $13,981 (Note 2)	9,947
Other assets (prepaid expenses)	29,318
Total assets	$ 181,525

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 11,357
Commitments and contingencies (Note 4)	--
Stockholder's equity (Note 6):	
Common stock, 100,000 shares authorized, 7,000 shares issued and outstanding, at a par value of $6 per share	42,000
Retained earnings	128,168
Total stockholder's equity	170,168
Total liabilities and stockholder's equity	$ 181,525

The accompanying notes are an integral part of these financial statements.